BB 3/3

[redacted]

SECU 10028221 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street, 9th Floor
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II 518-426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

66 State Street, Suite 200 (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/18

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LINDSEY MEADE
Notary Public - State of New York
NO. 01ME6209089
Qualified in Albany County
My Commission Expires 7/20/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL MARKETS CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Years ended December 31, 2009 and 2008

NORTHEAST CAPITAL MARKETS CORP.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Northeast Capital Markets Corp.

We have audited the accompanying statements of financial condition of Northeast Capital Markets Corp. (a wholly-owned subsidiary of Northeast Capital & Advisory, Inc.) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further disclosed in Note 4 to the financial statements, the Company has had significant transactions with its parent.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 24, 2010

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 15,527	$ 205,282
Receivables	1,837	222,658
Investments	232,861	70,922
Other assets	-	4,200
Total current assets	250,225	503,062
Furniture and Equipment, net	-	12,500
Total assets	$ 250,225	$ 515,562
LIABILITIES and STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and other liabilities	$ -	$ 146,206
Due to Northeast Capital & Advisory, Inc.	19,334	61,879
Total current liabilities	19,334	208,085
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Stockholder's equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	20,999	20,999
Retained earnings	209,891	286,477
Total stockholder's equity	230,891	307,477
Total liabilities and stockholder's equity	$ 250,225	$ 515,562

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commission income	**$ 138,946**	$ 303,454
Investment banking income	**18,911**	233,236
Underwriting income	**50,000**	40,000
Interest and dividends	**14,031**	1,782
Gains (losses) on marketable equity securities	**33,421**	(17,985)
Other income	**122**	-
Total revenues	**255,431**	560,487
Expenses		
Employee compensation and benefits	**132,575**	248,184
Professional and regulatory fees	**34,245**	27,317
Allocated costs	**29,225**	168,242
Telephone and office	**19,522**	52,320
Occupancy	**7,800**	23,104
Travel	**5,156**	8,431
Insurance	**900**	3,742
Other	**366**	1,789
Depreciation	**750**	2,500
Total expenses	**230,539**	535,629
Income before income taxes	**24,892**	24,858
Income tax expense	**1,478**	10,754
Net income	**$ 23,414**	$ 14,104

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Receivable - Northeast Capital & Advisory, Inc.	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	$ 1	$ 20,999	$ (264,296)	$ 272,373	$ 29,077
Net income	-	-	-	14,104	14,104
Net decrease in receivable - Northeast Capital & Advisory, Inc.	-	-	264,296	-	264,296
Balance, December 31, 2008	1	20,999	-	286,477	307,477
Net income	-	-	-	**23,414**	**23,414**
Dividends paid to Parent	-	-	-	**(100,000)**	**(100,000)**
Balance, December 31, 2009	**$ 1**	**$ 20,999**	**$ -**	**$ 209,891**	**$ 230,891**

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 23,414**	$ 14,104
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**750**	2,500
Loss on sale of furniture and equipment	**11,750**	-
(Gains) losses on marketable securities	**(33,421)**	17,985
Changes in:		
Receivables	**220,821**	(222,658)
Other assets	**4,200**	(4,200)
Accounts payable and other liabilities	**(146,206)**	146,206
Net change in receivable from / payable to Northeast Capital & Advisory, Inc.	**(42,545)**	237,268
Net cash provided by operating activities	**38,763**	191,205
CASH FLOWS FROM INVESTING ACTIVITIES		
Cost of investments acquired	**(136,844)**	-
Proceeds from sale of investments	**9,301**	-
Acquisition of furniture and equipment	**-**	(15,000)
Net cash used in investing activities	**(127,543)**	(15,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to Parent	**(100,000)**	-
Net cash used in financing activities	**(100,000)**	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(188,780)**	176,205
CASH AND CASH EQUIVALENTS:		
BEGINNING OF YEAR	**205,282**	29,077
END OF YEAR	**$ 16,502**	$ 205,282
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING TRANSACTIONS		
Marketable equity securities received in exchange for amounts due from Northeast Capital & Advisory, Inc.	**$ -**	$ 88,907

See notes to financial statements.

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Northeast Capital Markets Corp. (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during each of the years ended December 31, 2009 and 2008 was derived principally from services provided to two customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of any customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

For purposes of preparing the financial statements, the Company considered events through February 24, 2010, the date these financial statements were available for issuance. No material events have occurred since the date of the financial statements, which have not been disclosed in these financial statements.

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent. Commission income is recorded on a trade-date basis as securities transactions occur.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are classified as trading securities and are recorded at fair value in accordance with the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurements and Disclosures*. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statement of operations.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments and Fair Value Measurements (Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is computed on the straight-line method based on estimated useful lives of the related assets which is three years.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis using estimated composite rates of the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Effective January 1, 2009 the Company adopted guidance issued by the Financial Accounting Standards Board ('FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The adoption of this guidance did not impact the Company's statement of financial condition or results of operations.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However, fiscal years 2006 and later remain subject to examination by the IRS and respective states.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain items have been reclassified in the 2008 financial statements to conform with the current year's presentation.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2009 and 2008. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts.

NOTE 3 — RECEIVABLES

Receivables at December 31, 2009 and 2008 are comprised as follows:

	2009	2008
Commissions	$ -	$ 221,990
Other	1,837	668
	$ 1,837	$ 222,658

NOTE 4 — INVESTMENTS

Investments are carried and valued at fair value on a recurring basis and, at December 31, 2009 and 2008, are classified as Level 1 inputs (quoted prices in active markets for identical assets or liabilities) as follows:

	December 31, 2009			December 31, 2008		
	Cost	Gross Unrealized Gains	Fair Value	Cost	Gross Unrealized Losses	Fair Value
Equity securities	$ 219,226	$ 13,635	$ 232,861	$ 88,907	$ (17,985)	$ 70,922

Realized and unrealized gains for 2009 were $1,801 and $31,620, respectively. Unrealized losses for 2008 were $17,985.

NOTE 5 — RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, and general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income, income taxes and other costs specific to the Company.

Net amounts due from the Parent at December 31, 2007 were classified as a component of stockholder's equity. During 2008, the Parent transferred cash and equity securities to the Company to satisfy the then outstanding amounts due to the Company.

NOTE 6 — EXPENSES

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2009 and 2008 consisted of the following:

	2009	2008
General operating costs allocated by the Parent	$ -	$ 12,948
Specific costs of the Company reimbursed to the Parent	34,245	155,294
	$ 34,245	$ 168,242

NOTE 7 — INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Current	$ (2,262)	$ 10,754
Deferred	3,740	-
	$ 1,478	$ 10,754

NOTE 7 — INCOME TAXES (Continued)

Deferred tax liabilities at December 31, 2009 (classified as due to Parent) approximate $3,700 and relate to unrealized gains on equity securities. Deferred tax assets of approximately $5,200 at December 31, 2008 relating to unrealized losses on equity securities were fully offset by a valuation allowance reflecting the estimate that it was more likely than not that the deferred tax asset may not be realized. Such valuation allowance was reversed in 2009 due to the unrealized appreciation on equity securities.

NOTE 8 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2009 and 2008, the Company had net capital, as defined, of approximately $177,000 and $280,100, respectively, which was approximately $172,000 and $266,300, respectively, in excess of its minimum required net capital.

SUPPLEMENTAL INFORMATION

NORTHEAST CAPITAL MARKETS CORP.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
Net capital		
Total stockholder's equity	$ 230,891	$ 307,477
Deductions and/or charges:		
Non-allowable assets		
Other assets	-	(4,200)
Furniture and equipment	-	(12,500)
Net capital before haircuts on securities positions	230,891	290,777
Haircuts on securities positions - 15%	(34,929)	(10,638)
Undue concentration	(18,918)	-
Net capital	$ 177,044	$ 280,139
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and other liabilities	$ -	$ 146,206
Due to Parent	19,334	61,879
Total aggregate indebtedness	$ 19,334	$ 208,085
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$ 1,289	$ 13,872
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 172,044	$ 266,267
Excess net capital at 1000%*	$ 175,109	$ 259,330
Ratio: Aggregate indebtedness to net capital	10.92%	74.28%

* Calculated as net capital – (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited form X-17A-5 (FOCUS Report filed quarterly by the Company) as of December 31, 2009 and the above schedule.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Northeast Capital Markets Corp.

In planning and performing our audit of the financial statements of Northeast Capital Markets Corp. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2010